

**DIVISION OF CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03023591

June 12, 2003

Merritt A. Cole, Esq.
Dilworth Paxson LLP
1818 N Street, N.W., Suite 400
Washington, DC 20036

Act: 1934
Section: 14A-8
Rule:
Public Availability: 6/12/2003

Re: Manugistics Group, Inc.

Dear Mr. Cole:

This is in regard to your letter dated June 9, 2003 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in Manugistics' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Manugistics therefore withdraws its April 11, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel



cc: Marte Castanos
Staff Counsel
CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

DILWORTH PAXSON LLP
LAW OFFICES

DIRECT DIAL NUMBER:
(215) 575-7000



April 11, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 W. Fifth Street, N.W.
Washington, D.C. 20549

**RE: Shareholder Proposal of the California Public Employees' Retirement System ("CalPERS")**

Ladies and Gentlemen:

On behalf of our client Manugistics Group, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in support of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by CalPERS (the "Proponent") to the Company under cover of a letter dated February 25, 2002.

We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on one or more of the grounds for exclusion of shareholder proposals set forth in Rule 14a-8 under the Act as set forth below, the Company excludes the Proposal and the Supporting Statement from its 2003 Proxy Materials.

The Proposal states:

> RESOLVED, that the stockholders of Manugistics Group, Inc. (the "Company") amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating,[1] Compensation, and Audit Committees be comprised entirely of independent directors. For purposes of this proposal, the stockholders further recommend that the term "independent director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the

[1] The Proposal refers to the "Nominating" Committee. The Board has recently formed a Corporate Governance Committee which, among other things, will fulfill responsibilities relating to the nomination of candidates to the Board of Directors. For purposes of this letter, we refer to the committee by its current name, the Corporate Governance Committee.

Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

After careful consideration, it is the Company's view that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following provisions of Rule 14a-8:

1. Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposal;

2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by stockholders under the laws of the State of Delaware;

3. Rule 14a-8(i)(8), because the Proposal deals with a matter relating to an election for membership on the Company's Board of Directors;

4. Rule 14a-8(i)(3), because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules; and

5. Rule 14a-8(i)(3), because substantial portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading.

A copy of the letter from the Proponent enclosing the Proposal and Supporting Statement is attached hereto as **Exhibit A**.

Pursuant to Rule 14a-8(j), also enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. The definitive copies of the 2003 Proxy Materials are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 30, 2003. Accordingly, this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the SEC.

To the extent the matters set forth in this letter are based on Delaware law, this letter also constitutes an opinion of the undersigned counsel given pursuant to Rule 14a-8(j)(2)(iii).

Each of the separately sufficient bases for the omission of the Proposal and its Supporting Statement is set forth below.

A. Under Rule 14a-8(i)(6), the Proposal may be omitted because the Company would lack the power and authority to implement it.

Rule 14a-8(i)(6) provides that a registrant may exclude a proposal "[i]f the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Chairperson of the Board be an "Independent Director" (as defined in the Proposal) and that the Corporate Governance, Compensation and Audit Committees be comprised entirely of Independent Directors. Thus, in order to comply with the Proposal, the Company would be required to ensure that: (i) a sufficient number of independent directors are elected by the stockholders to the Board each year to appropriately fill the position of Chairperson and positions on the Board's Corporate Governance, Compensation and Audit Committees; (ii) such persons, if so elected, would be willing to serve respectively, as Chairperson and on such committees; and that (iii) such directors would maintain their independent status (or additional independent directors would be available to replace the Chairperson or any member of the committees who ceases to be independent).

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its stockholders. Although vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. In addition, under Section 141(k) of the DGCL, only stockholders, and not the board, have the power to remove directors. Thus, ultimately, the Company's stockholders determine who serve as the Company's directors.

Because the Company does not control who is elected or retained as a director, the Company cannot guarantee or enforce the election of any particular person or type of person as a director, much less require or ensure that a sufficient number of persons meeting certain criteria are elected to appropriately fill specified board committees. Similarly, the Company cannot ensure that such persons, if elected, will not be removed by the stockholders, will continue to meet such criteria, or that additional independent directors would otherwise be available to replace a member of a committee who subsequently leaves the Board (whether as a result of resignation, death or otherwise) or ceases to meet such criteria. Moreover, if, over time, sufficient directors on the Board cease to satisfy the Proposal's independence requirement, the Board cannot lawfully remove any of those directors in order to create vacancies which could be filled with "independent" directors.

In a long line of no-action letters, the Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board and board committees. Such proposals are excludable under long-standing Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See The Boeing Co. (Mar. 6, 2000) (permitting exclusion of proposal recommending that directors on key board committees be independent); US West, Inc. (Dec. 22, 1993) (allowing exclusion of proposal recommending that a majority of the full board be independent); American Telephone & Telegraph Co. (Dec. 13, 1985) (permitting exclusion of proposal requesting that at least one member of the board of directors be a worker-stockholder or retired employee of the corporation).

Most recently, the Staff allowed a corporation to exclude a proposal that requested the board to take such action as may be necessary to effect a policy that the executive, audit and compensation committees be established consisting entirely of independent directors. Archon Corp. (Mar. 16, 2003). Archon argued that under Nevada law, like Delaware law, directors are elected by the stockholders and that Archon's bylaws further required that all members of the committees must be directors. Because the board does not control who is elected as a director, Archon argued that it is not within the power of the board to guarantee or enforce the election of any particular person or type of person, much less to require or ensure that a sufficient number of persons meeting the independence criteria are elected to fill the required committees. The Staff concluded that "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria."

The inability to guarantee election results similarly served as a basis of excluding proposals in Farmer Brothers Co. (Oct. 15, 2002) and Commonwealth Energy Corp. (Nov. 15, 2002). In Farmer Brothers, a proposal seeking to amend the corporation's bylaws to create a procedure to have a majority of the board of directors be "independent" and to form board committees composed entirely of independent directors was found excludable by the Staff under Rule 14a-8(i)(6). Farmer Brothers argued that the proposal was beyond the corporation's power to implement because the board could not ensure or require that a sufficient number of persons meeting such definition would be elected both to serve on the board itself and for the board to appropriately fill the specified committees. In Commonwealth Energy, the Staff allowed the exclusion of a proposal that would amend the bylaws to require all board committees to include at least two non-employee directors, in response to the corporation's argument that such action was beyond the power or authority of the board to implement.

As in Archon Corp., Farmer Brothers Co. and Commonwealth Energy Corp., the Company cannot ensure that its stockholders will elect a sufficient number of directors to fill the Corporate Governance, Audit and Governance Committees with directors who constitute Independent Directors as required by the Proposal. The Proposal is substantively similar to the proposals referred to above, which the Staff allowed to be excluded under Rule 14a-8(i)(6), because it is not within the board's power to ensure the election of individuals as directors who meet the specified criteria. See also Dendrite Int'l, Inc. (Mar. 20, 2002) (allowing the exclusion under Rule 14a-8(i)(6) of a proposal requesting that the corporation establish a nominating committee composed entirely of independent directors); Marriott Int'l, Inc. (Feb. 26, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal requesting that the board take necessary steps to ensure that two-thirds of the board and the entirety of certain board committees meet seven listed independence criteria); Bank of America (Feb. 20, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal requesting the board to take necessary steps to ensure that the corporation's audit committee is composed entirely of independent directors as that term was defined in the proposal); PG&E Corp. (Jan. 22, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal recommending a bylaw that directors appointed for all future openings on key board committees meet certain independence criteria).

The Proposal does not recommend a goal or policy for the Board to follow, or provide for a transition period for compliance with its requirements, but instead would immediately mandate that the Board ensure, and implicitly perpetually maintain, a certain board composition. Such a requirement distinguishes the Proposal from other proposals which the Staff has not allowed companies to exclude. Compare Conseco, Inc. (Apr. 5, 2002) (proposal requesting the board set a goal of establishing a board with at least two-thirds of its members being independent directors); The Gap, Inc. (Mar. 18, 2002) (proposal requesting that the corporation adopt a policy providing for a transition to a corporate governance committee composed entirely of independent directors); Equitable Resources, Inc. (Mar. 18, 2002) (proposal requesting that corporation adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur); General Motors Corp. (Mar. 22, 2001) (proposal requesting a bylaw that key committees transition to directors meeting certain criteria).

For these reasons, it is the Company's view that the Proposal, together with its Supporting Statement, may be omitted under Rule 14a-8(i)(6) as beyond the Company's power or authority to implement.

B. Under Rule 14a-8(i)(1) the Proposal may be omitted because the Proposal is not a proper subject for action by stockholders under the laws of the State of Delaware.

Under Rule 14a-8(i)(1), the Company may omit a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization."

As noted above, the Company is a corporation organized under the laws of the State of Delaware. Section 141(a) of the DGCL provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." This Section has been interpreted by Delaware courts to preclude shareholders from limiting the exercise of discretion by the board of directors in managing the business affairs of the corporation. See Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989) (stating that the board's fiduciary duty to manage a corporate enterprise may not be delegated to stockholders); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). Section 141(a) requires that any limitation on the powers of the Board to manage the Company be set forth in the DGCL or in the Company's certificate of incorporation, not in the Company's bylaws. Quickturn, 721 A.2d at 1291.

Neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") include any provision conferring upon the stockholders of the Company the authority to directly restrict the ability of the Company's Board to select its own Chairperson or to select members of its committees.

With respect to the designation of committee members, DGCL Section 141(c) specifically states, "The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation" (emphasis added). Unlike Section 141(b), which permits bylaws to prescribe qualifications of directors, Section 141(c) contains no provision permitting bylaws to prescribe qualifications for committee members beyond those set forth in the DGCL or the Certificate of Incorporation.[2] Instead, Section 141(c) enumerates other specific instances in which bylaw restrictions regarding committees are permissible – i.e., in determining the powers of committees and in determining whether remaining committee members may replace an absent or disqualified member. The Certificate of Incorporation is silent with respect to the designation or qualifications of committee members. With respect to the designation of a Board Chairperson, both the DGCL and the Certificate of Incorporation are silent.

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[2] Recent SEC and NASD proposals confirm the primary role of the Board, as opposed to the shareholders, in the selection of committee members. See SEC Release No. 34-47654 (April 9, 2003) (stating that "[t]he board of directors, elected and accountable to shareholders, is the focal point of the corporate governance system" and determining that controlling shareholders are not "independent" for purposes of audit committee requirements); NASD Proposed Rule 4350 (68 Fed. Reg. 14451, 14452-53 (March 25, 2003) (allowing the board of directors to determine that the membership of a single non-independent director on the compensation and/or nominating committees is required by the best interests of the company and its shareholders).

Therefore, under the DGCL, the selection of committee members and Board Chairperson are matters that fall within the sole discretion of the Company's Board. Instead of permitting the Board to exercise this discretion, however, the Proposal would amend the Company's Second Amended and Restated Bylaws (the "Bylaws") to require that the Board appoint a Chairperson and members of the Company's Corporate Governance, Compensation and Audit Committees each of whom is an Independent Director, even if the Board believes that other directors are more qualified.

Such a proposal, which is not stated as a recommendation or a request to the Board, but which instead would be binding on the Company if approved by stockholders, is clearly excludable under Rule 14a-8(i)(1). The note to Rule 14a-8(i)(1) states that, "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Indeed, the Staff recently found that a binding proposal similar to the one at issue here was excludable under Rule 14a-8(i)(1) unless recast by the proponent as a recommendation or request to the board of directors. Honeywell International, Inc. (Feb. 18, 2003) (proposal requiring that the office of chairman of the board be held by an independent outside director). This Staff decision may be contrasted with shareholder proposals cast in precatory terms that were not excluded under Rule 14a-8(i)(1). Compare ExxonMobil Corp. (Mar. 24, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); Xcel Energy Inc. (Mar. 17, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); Clear Channel Communications, Inc. (Mar. 5, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); First Mariner Bancorp (Mar. 3, 2003) (proposal "requesting" the board to adopt a policy providing for an independent chair); The Boeing Co. (Feb. 18, 2003) (proposal "recommending" that board amend bylaws to require an independent chair).

Because the Proposal seeks this result, it is an improper subject for stockholder action and may be excluded under Rule 14a-8(i)(1).

C. Under Rule 14a-8(i)(8) the Proposal may be omitted because the Proposal deals with a matter relating to an election for membership on the Company's Board of Directors.

Under Rule 14a-8(i)(8), the Company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." In this case, the Proposal relates to the election of two of the Company's directors, Gregory J. Owens, the Company's Chief Executive Officer and Chairman of the Board, and Joseph H. Jacovini, who currently serves on the Company's Corporate Governance Committee.[3] Both Mr. Owens and Mr. Jacovini are scheduled to stand for re-election to the Board at the Company's 2003 Annual Meeting of Shareholders.

Although couched in general terms regarding corporate governance, the Proponent has made it clear that it believes that Mr. Owens and Mr. Jacovini are the two directors that it believes should be removed from their current positions on the Board. In a press release dated March 27, 2003 (the "CalPERS Press Release"), the Proponent stated that Mr. Owens' position as Chairman of the Company's Board of Directors presented "clear issues of independence." The CalPERS Press Release specifically alleges that the "nominating committee" is "less than 100 percent independent." Using

[3] Mr. Jacovini is the chairman of this firm, Dilworth Paxson LLP, a law firm that provides professional legal services to the Company.

the Proponent's definition of "independence," Mr. Jacovini is the only non-independent member of the Corporate Governance Committee.

The Supporting Statement questions the business judgment, competence and service of Messrs. Owens and Jacovini. In the second paragraph, the Proponent questions Mr. Owens ability to objectively perform the monitoring and evaluation function required of the Board of Directors. It goes on to state that "an independent Chairperson would best ensure that the interests of stockholders are served, rather than the interests of management." This statement clearly implies that Mr. Owens is serving the interests of management at the expense of stockholders. In the third paragraph, the Proponent states that "the Company's current financial and governance condition begs for director independence requirements," implying that the Company's financial condition is poor and that Messrs. Owens' and Jacovini's purported lack of "independence" is somehow responsible for such condition.

This attack on the business judgment, competence and service of Messrs. Owens and Jacovini is further evidenced by the Proponent's repeated references to the Company's financial performance. In the CalPERS Press Release, after citing to the two purported "independence" issues, the Proponent criticized the Company's performance in comparison to its peers in the Russell 2000 Technology Index. Similarly, in the Supporting Statement, the Proponent specifically refers to a ninety percent drop in the value of the Company's common stock over a five-year period. By referring to the Company's financial performance immediately after questioning Messrs. Owens' and Jacovini's independence, these comments are clearly intended to have the effect of influencing stockholders not to vote for Mr. Owens or Mr. Jacovini at the Company's 2003 Annual Meeting of Shareholders.

On a number of occasions, the Staff has allowed a corporation to exclude a proposal under rule 14a-8(i)(8), where the proposal, together with the supporting statement, appears to question the business judgment of directors who will stand for reelection at an upcoming annual meeting of stockholders. See AT&T Corp. (Feb. 13, 2001) (allowing the exclusion of a proposal to separate the position of chairman and Chief Executive Officer, supported by a statement citing to the corporation's "dismal" three-year stock performance); Great Atlantic & Pacific Tea Company, Inc. (Mar. 8, 1996) (allowing the exclusion of a proposal to censure the chief executive officer in view of the "abysmal" performance of the corporation over a six-year period); Black & Decker Corp. (Jan. 21, 1997) (allowing the exclusion of a proposal to separate the position of chairman and CEO, where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for reelection to the board at the upcoming annual meeting). These Staff decisions may be contrasted with other shareholder proposals that addressed corporate governance issues without referencing the Company's financial performance. Compare Healthsouth Corp. (Mar. 14, 2003) (no reference to corporation's financial performance in proposal or supporting statement); First Mariner Bancorp (Mar. 3, 2003) (no reference to corporation's financial performance in proposal or supporting statement); Peoples Energy Corp. (Nov. 3, 2002) (no reference to corporation's financial performance in proposal or supporting statement).

The Proponent is free to express its dissatisfaction with the performance of Messrs. Owens and Jacovini as directors of the Company and to oppose their reelection at the 2003 Annual Meeting of Shareholders. However, a shareholder proposal under Rule 14a-8 questioning their performance as directors because of their lack of independence is not the appropriate means for addressing such dissatisfaction. The SEC has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now Rule 14a-12(c)] are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976).

We therefore request that the Staff concur that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(8) because it relates to an election to the Company's Board of Directors.

D. Under Rule 14a-8(i)(3) the Proposal may be omitted because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules.

Under Rule 14a-8(i)(3), the Company may omit a shareholder proposal under Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a corporation may exclude a proposal in its entirety pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. See Capital One Financial Corp. (Feb. 7, 2003) (determining that a proposal requesting a written policy be adopted that any board member receiving remuneration from the corporation, other than directors fees, in excess of $60,000 be considered an employee of the corporation and which further provided a definition of "remuneration" could be excluded as vague and indefinite); Puget Energy, Inc. (Mar. 7, 2002) (permitting exclusion of a proposal requesting that the board of directors take the necessary steps to implement a policy of improved corporate governance). A proposal is sufficiently false and misleading to justify exclusion where it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992).

In a recent no-action request, a corporation argued that a proposal containing a stockholder resolution which would amend the corporation's bylaws to require that the board's chairperson be an independent director and was followed by a recommended definition of the term "independent director" was materially false and misleading because it was not clear from the wording of the proposal whether it was proposing an actual amendment to the bylaws or a recommendation for the board to amend the bylaws. Healthsouth Corp. (Mar. 14, 2003).The corporation noted that the text of the resolution provided for a stockholder vote on a mandatory self-effecting bylaw amendment, while the supporting statement referred to a precatory proposal which would require board action before the proposal could be implemented. Thus, the corporation contended that, when voting on the resolution, the stockholders would not know whether they were voting on a mandatory self-effecting amendment to the bylaws or a recommendation for the board to amend the bylaws. The corporation also noted that a mandatory self-effecting bylaw amendment would not allow the board to exercise its business judgment and consider other factors in determining whether to proceed with the amendment, as well as the timing of any such amendment should the board determine to so amend the bylaws. Ultimately, the Staff required the proponent to revise a portion of the proposal to "clarify that the proposal is a recommendation or request rather than a mandate," or the entire proposal could be omitted.

The Proposal submitted by the Proponent is similarly vague. The text of the Proposal calls for a stockholder vote on a mandatory self-effecting bylaw amendment. The first sentence of the Proposal states: "RESOLVED, that the stockholders of . . . [the Company] amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating, Compensation, and Audit Committees be comprise entirely of independent directors." In contrast, the sentence that immediately follows contains a precatory definition of "independent director" stating "for the purposes of this Proposal, the stockholders further recommend . . . " (emphasis added). Consequently, the Company's stockholders when voting on the Proposal will not know whether they are voting on a mandatory self-effecting amendment to the Company's Bylaws or a recommendation for the Board to amend the Bylaws, including a definition of "independent director." Such vague language also fails to make clear whether the Board may exercise its business judgment in determining whether to proceed with the proposed amendment to the Bylaws.

For these reasons, it is the Company's view that the Proposal may be omitted under Rule 14a-8(i)(3) as materially false and misleading.

E. Under Rule 14a-8(i)(3) the Proposal may be omitted because portions of the Supporting Statement are false and misleading.

The Staff has consistently concurred that a corporation may properly omit entire shareholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements, including statements that impugn the character and integrity of the members of a corporation's board of directors or management without factual foundation. See The Swiss Helvetia Fund, Inc. (Apr. 3, 2001) (permitting exclusion of proposal that directors "try not to violate their fiduciary duty to the stockholders" on the grounds that the implication raised by the proposal (i.e., that directors have been violating their fiduciary duties to stockholders) "impugns their character, integrity and personal reputation"). The Staff has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Moreover, the Staff has consistently held that statements that bear no relevance to the subject matter of the proposal or that lack appropriate citation or factual support may be omitted. See e.g., Northrop Grumman Corp. (Mar. 22, 2002) (ruling that three separate statements in the proposal could be omitted unless the proponent provided citations to a specific source); Swift Transportation Company, Inc. (Apr. 1, 2003) (permitting exclusion of portions of supporting statement unless proponent provided factual support in the form of a citation to a specific source).

The Company believes that the Proposal and Supporting Statement are clearly false misleading and misleading as further described below:

1. In attempting to provide a basis for that portion of its proposal which would require that the Board's Chairperson be an Independent Director, the Proponent mischaracterizes the responsibilities of the Chairperson. The Proponent generally exaggerates the substantive role of the Chairperson. For example, the Proponent states that the Chairperson . . . "is responsible for leading the Board" in formulating corporate policies and monitoring management implementation of these policies. In fact, the Chairperson "leads" the Board in these matters only in the most general sense that the Chairperson is responsible for scheduling, preparing the agenda for and conducting Board meetings in a manner so that the Board can properly perform its duties. The lead in formulating many corporate policies, and the monitoring of the implementation of these policies, is the responsibility of and is taken by committees of the Board or management.

2. It simply is not the case that the Chairperson is also responsible for " . . . ensuring that directors are given the information necessary to perform their duties." Management is responsible for the preparation of materials for the Board, and it is the duty of each director, and of each Board committee, to assess the adequacy of those materials, and thereafter, where appropriate, to request additional information from management.

3. The Proponent states that the interest of stockholders would best be served by an independent Chairperson. The Proponent does not provide any foundation for its belief. The Proponent fails to recognize that there are advantages which are obtained by having a non-independent Chairperson, particularly in those instances where a chief executive officer also serves as Chairperson. These advantages include benefits arising from familiarity with a corporation's business and operations, and efficiencies arising from not having to coordinate the activities of two corporate offices.

4. The Proponent's attempt to draw a causal connection between the Company's corporate governance practices, on the one hand, and its current financial condition and the performance of its common stock, on the other hand, are materially misleading. The Proponent states that the Company's "current financial and governance condition" begs for independence requirements for directors of the Company which are stronger than the minimum requirements imposed by the Sarbanes-Oxley Act. However, the Proponent does not specify what the Company's "current financial and governance condition" is, nor does the Proponent demonstrate any connection between this condition and independence requirements for directors. The Company notes that, in fact, the Company's liquidity is stronger at the present than at the time its Board of Directors engaged in a search for a new Chief Executive Officer for the Company in late 1998 and early 1999.

5. Presumably for rhetorical purposes, the Proponent also substantially overstates the scope of the action taken by Congress in enacting the Sarbanes-Oxley Act. The Proponent states that the new legislation evidences the benefits of "a strong independent board and committees." In fact, the Sarbanes-Oxley Act required only audit committees to consist of independent directors, a requirement that the Company already satisfies. Furthermore, Congress did not impose any independence requirements on boards in general, or on nominating or compensation committees as a whole.

6. In perhaps its most egregiously misleading attempt to connect financial results and corporate governance practices, the Proponent states that: "[t]he Company's common stock is down-90% over a five-year period and its corporate governance practices scored near the bottom of a corporate governance screen conducted by CalPERS."

The five year period cited by CalPERS is misleading. Because the Company executed poorly during 1998 and early 1999 in a robust market environment while its direct competitors and peers generally performed well, the Board replaced the prior CEO in early 1999. The current CEO replaced the rest of the executive management team. The new team engineered a significant turn around, more than doubling revenue over the subsequent two year period, and was himself appointed Chairman of the Board in March 2001. Therefore, the appropriate time period is 1999 through 2002.

The Company outperformed The NASDAQ Composite and The NASDAQ Computer and Data Processing indices and its direct competitors and most peer enterprise application software companies in 2000 and 2001. However, the economic recession that began in 2000 and the political uncertainties that began with the terrorists attacks on September 11, 2001 have produced the worst technology market for enterprise application software in memory. Although the Company did better than most enterprise application software companies in 2000 and 2001, the poor market environment that resulted in the deterioration of demand for our enterprise application software solutions caused the Company's poor performance in 2002 -- not poor corporate governance.

For the Staff's review, the Company has enclosed with this letter as **Exhibits B and C** two graphical analyses of its stock price performance in the appropriate time period of 1999 through 2002 that coincides with the current management team's tenure. In the first analysis, the Company compares its stock price to two indices: The NASDAQ Composite and The NASDAQ Computer and Data Processing. This analysis demonstrates that the Company's stock price outperformed the two indices for most of this four year period -- only underperforming in late 2002. In the second analysis, the Company compares its stock price performance to its direct competitors and appropriate peer enterprise application software companies. This analysis shows that the Company's stock price outperformed its direct competitors and peers during most of that same period.

7. The Proponent states that the Company's corporate governance practices ". . . scored near the bottom of a corporate governance screen conducted by CalPERS." The Proponent does not provide any information regarding the "screen" which would enable the reader to evaluate the import of its statement. For example, the Proponent does not specify which factors were considered in evaluating the Company's corporate governance practices or the weight given to each factor. Furthermore, the Proponent does not specify which other corporations, or even how many corporations, were in the group of corporations rated by the Proponent.

Significant conclusions regarding the Company's governance matters which the Proponent reported in the CalPERS Press Release, referred to above, were based on incorrect information. Accordingly, the Company believes the negative rating which the Proponent assigned to the Company based on the governance "screen" is based on incorrect information; therefore, all references to the screen should be deleted unless the Proponent reapplies the screen based on accurate information.

The Proposal violates the proxy rules, including Rule 14a-9, because the Supporting Statement is materially false and misleading, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained in the Supporting Statement, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

* * * * *

[Balance of page intentionally left blank]

Based on the foregoing, we believe the Company may exclude the Proposal from the 2003 Proxy Materials. We respectfully request that the Staff confirm that the Proposal may be excluded from the 2003 Proxy Materials.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Merritt A. Cole, Esq. at (215) 575-7250 or Rubin D. Weiner, Esq. at (215) 575-7170 of this firm. Thank you for your prompt attention to this matter.

Sincerely,

DILWORTH PAXSON LLP

Attachment

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Merritt A. Cole, Esq. at (215) 575-7250 or Rubin D. Weiner, Esq. at (215) 575-7170 of this firm. Thank you for your prompt attention to this matter.

Sincerely,

Dilworth Paxson LLP

DILWORTH PAXSON LLP

Attachment



**Legal Office**
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659

(A)

February 25, 2002

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Mr. Gregory J. Owens
Chairman and Chief Executive Officer
Manugistics Group Incorporated
9715 Key West Avenue
Rockville, MD 20850

Re: Notice of Shareholder Proposal

Dear Mr. Owens:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's 2003 annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns raised to date are being addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Tim Smith, Senior Vice President and General Counsel – Manugistics Group, Inc.

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 603,500 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

MANUGISTICS GROUP, INC.

PROPOSAL FOR INDEPENDENT CHAIRPERSON AND INCREASED INDEPENDENCE ON KEY COMMITTEES

RESOLVED, that the stockholders of Manugistics Group, Inc. (the "Company") amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating, Compensation, and Audit Committees be comprised entirely of independent directors. For purposes of this proposal, the stockholders further recommend that the term "independent director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

## SUPPORTING STATEMENT

How important is the Board of Directors? As a trust fund with approximately 1,300,000 participants, and as owner of 603,500 shares of the Company's stock, the California Public Employees' Retirement System ("CalPERS") believes that the Board is of paramount importance.

A Board of Directors must formulate corporate policies and monitor management's implementations of those policies. The Chairperson is responsible for leading the Board in these tasks, and ensuring that directors are given the information necessary to perform their duties. In our view, when the Board's Chairperson is also an officer, employee or otherwise closely related to the Company's management, it is difficult to objectively perform this monitoring and evaluation function. We believe that an independent Chairperson would best ensure that the interests of stockholders are served, rather than the interests of management.

The benefits of a strong independent board and committees are generally well accepted as evidenced by recent Congressional action. While we believe Sarbanes-Oxley and the Exchanges' proposals go a long way towards strengthening Board oversight of management, we believe the Company's current financial and governance condition begs for director independence requirements stronger than the *minimum* requirements of the law. The Company's common stock is down -90% over a five-year period and its corporate governance practices scored near the bottom of a corporate governance screen conducted by CalPERS. Shareholders should not ignore these warning signs, but instead take action for greater Board oversight by voting FOR this proposal.

Help us send a message to this Board and management. Please VOTE FOR THIS PROPOSAL.



STATE STREET.
*Serving Institutional Investors Worldwide*

State Street California, Inc.
Institutional Investor Services
1001 Marina Villiage Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

February 25, 2003

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of Manugistics Group Inc., having a market value in excess of $ 800,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 25th day of February, 2003 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Assistant Vice President

| Date | MANU | Nasdaq | Nasdaq Computer |
|---|---|---|---|
| 31-Dec-1998 | 100.000 | 100.000 | 100.000 |
| 31-Dec-1999 | 258.500 | 185.585 | 205.027 |
| 29-Dec-2000 | 912.000 | 112.671 | 114.176 |
| 31-Dec-2001 | 337.280 | 88.950 | 86.448 |
| 31-Dec-2002 | 38.400 | 60.907 | 54.894 |



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(B)

| Date | RETK | PSFT | PMTC | MONE | MANH | LGTY | JDEC | JDAS | DSGX | AZPN | MANU | ITWOE | SEBL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 31-Dec-1998 | #N/A | 100.000 | 100.000 | #N/A | 100.000 | 100.000 | 100.000 | 100.000 | #N/A | 100.000 | 100.000 | 100.000 | 100.000 |
| 31-Dec-1999 | 100.000 | 112.541 | 166.539 | #N/A | 27.064 | 557.143 | 105.286 | 169.032 | 100.000 | 182.328 | 258.500 | 641.975 | 495.028 |
| 29-Dec-2000 | 32.392 | 196.370 | 82.692 | 100.000 | 156.422 | 44.643 | 62.775 | 134.839 | 111.628 | 229.310 | 912.000 | 716.049 | 797.053 |
| 31-Dec-2001 | 39.694 | 212.277 | 48.062 | 71.423 | 106.972 | 78.571 | 57.974 | 230.710 | 34.651 | 115.862 | 337.280 | 104.033 | 329.783 |
| 31-Dec-2002 | 3.615 | 96.634 | 15.508 | 23.643 | 86.826 | 84.286 | 39.753 | 99.716 | 14.419 | 19.517 | 38.400 | 15.144 | 87.219 |


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**Legal Office**
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659



May 23, 2003

Mr. Gregory J. Owens
Chairman and Chief Executive Officer
Manugistics Group Incorporated
9715 Key West Avenue
Rockville, MD 20850

Re: Withdrawal of Shareholder Proposal

Dear Mr. Owens:

Because Manugistics Group, Inc. has been responsive to CalPERS' corporate governance concerns, CalPERS agrees to withdraw its shareholder proposal filed earlier this year.

If you have any questions, please contact me.

Very truly yours,

MARTE CASTAÑOS
Staff Counsel

cc: Craig Rhines, Investment Officer, Corporate Governance – CalPERS
Tim Smith, Senior Vice President and General Counsel – Manugistics Group, Inc.
Merrit Cole, Esquire – Dilworth Paxson LLP
✓ Grace Lee – Division of Corporate Finance – SEC

# DILWORTH PAXSON LLP

LAW OFFICES



DIRECT DIAL NUMBER:
(215) 575-7000

June 9, 2003

**VIA OVERNIGHT MAIL**
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 W. Fifth Street, N.W.
Washington, D.C. 20549
Attn: Grace K. Lee, Special Counsel

**RE: Shareholder Proposal of the California Public Employees' Retirement System ("CalPERS")**

Dear Ms. Lee:

We are writing on behalf of our client, Manugistics Group, Inc., a Delaware corporation (the "Company"). We refer to our "no-action" request letter dated April 11, 2003 (the "Letter"), in which we requested on behalf of the Company that the staff of the Division of Corporation Finance indicate that it would not recommend enforcement action to the Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company were to exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders the shareholder proposal (the "Proposal") submitted by CalPERS (the "Proponent") to the Company under cover of a letter dated February 25, 2002. The Letter, which includes as an exhibit the Proponent's letter containing the Proposal, is attached hereto as Exhibit A.

We have been notified by the Company that the Proponent has withdrawn the Proposal by letter dated May 23, 2003, a copy of which is attached hereto as Exhibit B. Accordingly, we respectfully withdraw our no-action letter request set forth in the Letter.

If you have any questions or would like any additional information regarding the foregoing, please contact Merritt A. Cole, Esq., at (215) 575-7250, or Rubin D. Weiner, Esq., at (215) 575-7170, of this firm.

Sincerely,



DILWORTH PAXSON LLP

Enclosures

cc: Timothy T. Smith, Esq., Senior Vice President and General Counsel, Manugistics Group, Inc. (w/o encl.)
Peter H. Mixon, Esq., General Counsel, CalPERS (w/o encl.)

# DILWORTH PAXSON LLP

LAW OFFICES

Exhibit A

DIRECT DIAL NUMBER:
(215) 575-7000

April 11, 2003


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. D.C. SECTION
183

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 W. Fifth Street, N.W.
Washington, D.C. 20549

**RE: Shareholder Proposal of the California Public Employees' Retirement System ("CalPERS")**

Ladies and Gentlemen:

On behalf of our client Manugistics Group, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in support of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by CalPERS (the "Proponent") to the Company under cover of a letter dated February 25, 2002.

We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on one or more of the grounds for exclusion of shareholder proposals set forth in Rule 14a-8 under the Act as set forth below, the Company excludes the Proposal and the Supporting Statement from its 2003 Proxy Materials.

The Proposal states:

> RESOLVED, that the stockholders of Manugistics Group, Inc. (the "Company") amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating,[1] Compensation, and Audit Committees be comprised entirely of independent directors. For purposes of this proposal, the stockholders further recommend that the term "independent director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the

[1] The Proposal refers to the "Nominating" Committee. The Board has recently formed a Corporate Governance Committee which, among other things, will fulfill responsibilities relating to the nomination of candidates to the Board of Directors. For purposes of this letter, we refer to the committee by its current name, the Corporate Governance Committee.

1818 N STREET NW • SUITE 400 • WASHINGTON DC 20036
(202) 452-0900 • FAX (202) 452-0930 • www.dilworthlaw.com

CHERRY HILL NJ HARRISBURG PA NEPTUNE NJ NEWTOWN SQUARE PA PHILADELPHIA PA WILMINGTON DE

Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

After careful consideration, it is the Company's view that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following provisions of Rule 14a-8:

1. Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposal;

2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by stockholders under the laws of the State of Delaware;

3. Rule 14a-8(i)(8), because the Proposal deals with a matter relating to an election for membership on the Company's Board of Directors;

4. Rule 14a-8(i)(3), because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules; and

5. Rule 14a-8(i)(3), because substantial portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading.

A copy of the letter from the Proponent enclosing the Proposal and Supporting Statement is attached hereto as **Exhibit A**.

Pursuant to Rule 14a-8(j), also enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. The definitive copies of the 2003 Proxy Materials are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 30, 2003. Accordingly, this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the SEC.

To the extent the matters set forth in this letter are based on Delaware law, this letter also constitutes an opinion of the undersigned counsel given pursuant to Rule 14a-8(j)(2)(iii).

Each of the separately sufficient bases for the omission of the Proposal and its Supporting Statement is set forth below.

A. Under Rule 14a-8(i)(6), the Proposal may be omitted because the Company would lack the power and authority to implement it.

Rule 14a-8(i)(6) provides that a registrant may exclude a proposal "[i]f the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Chairperson of the Board be an "Independent Director" (as defined in the Proposal) and that the Corporate Governance, Compensation and Audit Committees be comprised entirely of Independent Directors. Thus, in order to comply with the Proposal, the Company would be required to ensure that: (i) a sufficient number of independent directors are elected by the stockholders to the Board each year to appropriately fill the position of Chairperson and positions on the Board's Corporate Governance, Compensation and Audit Committees; (ii) such persons, if so elected, would be willing to serve respectively, as Chairperson and on such committees; and that (iii) such directors would maintain their independent status (or additional independent directors would be available to replace the Chairperson or any member of the committees who ceases to be independent).

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its stockholders. Although vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. In addition, under Section 141(k) of the DGCL, only stockholders, and not the board, have the power to remove directors. Thus, ultimately, the Company's stockholders determine who serve as the Company's directors.

Because the Company does not control who is elected or retained as a director, the Company cannot guarantee or enforce the election of any particular person or type of person as a director, much less require or ensure that a sufficient number of persons meeting certain criteria are elected to appropriately fill specified board committees. Similarly, the Company cannot ensure that such persons, if elected, will not be removed by the stockholders, will continue to meet such criteria, or that additional independent directors would otherwise be available to replace a member of a committee who subsequently leaves the Board (whether as a result of resignation, death or otherwise) or ceases to meet such criteria. Moreover, if, over time, sufficient directors on the Board cease to satisfy the Proposal's independence requirement, the Board cannot lawfully remove any of those directors in order to create vacancies which could be filled with "independent" directors.

In a long line of no-action letters, the Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board and board committees. Such proposals are excludable under long-standing Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See The Boeing Co. (Mar. 6, 2000) (permitting exclusion of proposal recommending that directors on key board committees be independent); US West, Inc. (Dec. 22, 1993) (allowing exclusion of proposal recommending that a majority of the full board be independent); American Telephone & Telegraph Co. (Dec. 13, 1985) (permitting exclusion of proposal requesting that at least one member of the board of directors be a worker-stockholder or retired employee of the corporation).

Most recently, the Staff allowed a corporation to exclude a proposal that requested the board to take such action as may be necessary to effect a policy that the executive, audit and compensation committees be established consisting entirely of independent directors. Archon Corp. (Mar. 16, 2003). Archon argued that under Nevada law, like Delaware law, directors are elected by the stockholders and that Archon's bylaws further required that all members of the committees must be directors. Because the board does not control who is elected as a director, Archon argued that it is not within the power of the board to guarantee or enforce the election of any particular person or type of person, much less to require or ensure that a sufficient number of persons meeting the independence criteria are elected to fill the required committees. The Staff concluded that "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria."

The inability to guarantee election results similarly served as a basis of excluding proposals in Farmer Brothers Co. (Oct. 15, 2002) and Commonwealth Energy Corp. (Nov. 15, 2002). In Farmer Brothers, a proposal seeking to amend the corporation's bylaws to create a procedure to have a majority of the board of directors be "independent" and to form board committees composed entirely of independent directors was found excludable by the Staff under Rule 14a-8(i)(6). Farmer Brothers argued that the proposal was beyond the corporation's power to implement because the board could not ensure or require that a sufficient number of persons meeting such definition would be elected both to serve on the board itself and for the board to appropriately fill the specified committees. In Commonwealth Energy, the Staff allowed the exclusion of a proposal that would amend the bylaws to require all board committees to include at least two non-employee directors, in response to the corporation's argument that such action was beyond the power or authority of the board to implement.

As in Archon Corp., Farmer Brothers Co. and Commonwealth Energy Corp., the Company cannot ensure that its stockholders will elect a sufficient number of directors to fill the Corporate Governance, Audit and Governance Committees with directors who constitute Independent Directors as required by the Proposal. The Proposal is substantively similar to the proposals referred to above, which the Staff allowed to be excluded under Rule 14a-8(i)(6), because it is not within the board's power to ensure the election of individuals as directors who meet the specified criteria. See also Dendrite Int'l, Inc. (Mar. 20, 2002) (allowing the exclusion under Rule 14a-8(i)(6) of a proposal requesting that the corporation establish a nominating committee composed entirely of independent directors); Marriott Int'l, Inc. (Feb. 26, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal requesting that the board take necessary steps to ensure that two-thirds of the board and the entirety of certain board committees meet seven listed independence criteria); Bank of America (Feb. 20, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal requesting the board to take necessary steps to ensure that the corporation's audit committee is composed entirely of independent directors as that term was defined in the proposal); PG&E Corp. (Jan. 22, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal recommending a bylaw that directors appointed for all future openings on key board committees meet certain independence criteria).

The Proposal does not recommend a goal or policy for the Board to follow, or provide for a transition period for compliance with its requirements, but instead would immediately mandate that the Board ensure, and implicitly perpetually maintain, a certain board composition. Such a requirement distinguishes the Proposal from other proposals which the Staff has not allowed companies to exclude. Compare Conseco, Inc. (Apr. 5, 2002) (proposal requesting the board set a goal of establishing a board with at least two-thirds of its members being independent directors); The Gap, Inc. (Mar. 18, 2002) (proposal requesting that the corporation adopt a policy providing for a transition to a corporate governance committee composed entirely of independent directors); Equitable Resources, Inc. (Mar. 18, 2002) (proposal requesting that corporation adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur); General Motors Corp. (Mar. 22, 2001) (proposal requesting a bylaw that key committees transition to directors meeting certain criteria).

For these reasons, it is the Company's view that the Proposal, together with its Supporting Statement, may be omitted under Rule 14a-8(i)(6) as beyond the Company's power or authority to implement.

B. Under Rule 14a-8(i)(1) the Proposal may be omitted because the Proposal is not a proper subject for action by stockholders under the laws of the State of Delaware.

Under Rule 14a-8(i)(1), the Company may omit a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization."

As noted above, the Company is a corporation organized under the laws of the State of Delaware. Section 141(a) of the DGCL provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." This Section has been interpreted by Delaware courts to preclude shareholders from limiting the exercise of discretion by the board of directors in managing the business affairs of the corporation. See Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989) (stating that the board's fiduciary duty to manage a corporate enterprise may not be delegated to stockholders); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). Section 141(a) requires that any limitation on the powers of the Board to manage the Company be set forth in the DGCL or in the Company's certificate of incorporation, not in the Company's bylaws. Quickturn, 721 A.2d at 1291.

Neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") include any provision conferring upon the stockholders of the Company the authority to directly restrict the ability of the Company's Board to select its own Chairperson or to select members of its committees.

With respect to the designation of committee members, DGCL Section 141(c) specifically states, "The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation" (emphasis added). Unlike Section 141(b), which permits bylaws to prescribe qualifications of directors, Section 141(c) contains no provision permitting bylaws to prescribe qualifications for committee members beyond those set forth in the DGCL or the Certificate of Incorporation.[2] Instead, Section 141(c) enumerates other specific instances in which bylaw restrictions regarding committees are permissible – i.e., in determining the powers of committees and in determining whether remaining committee members may replace an absent or disqualified member. The Certificate of Incorporation is silent with respect to the designation or qualifications of committee members. With respect to the designation of a Board Chairperson, both the DGCL and the Certificate of Incorporation are silent.

[2] Recent SEC and NASD proposals confirm the primary role of the Board, as opposed to the shareholders, in the selection of committee members. See SEC Release No. 34-47654 (April 9, 2003) (stating that "[t]he board of directors, elected and accountable to shareholders, is the focal point of the corporate governance system" and determining that controlling shareholders are not "independent" for purposes of audit committee requirements); NASD Proposed Rule 4350 (68 Fed. Reg. 14451, 14452-53 (March 25, 2003) (allowing the board of directors to determine that the membership of a single non-independent director on the compensation and/or nominating committees is required by the best interests of the company and its shareholders).

Therefore, under the DGCL, the selection of committee members and Board Chairperson are matters that fall within the sole discretion of the Company's Board. Instead of permitting the Board to exercise this discretion, however, the Proposal would amend the Company's Second Amended and Restated Bylaws (the "Bylaws") to require that the Board appoint a Chairperson and members of the Company's Corporate Governance, Compensation and Audit Committees each of whom is an Independent Director, even if the Board believes that other directors are more qualified.

Such a proposal, which is not stated as a recommendation or a request to the Board, but which instead would be binding on the Company if approved by stockholders, is clearly excludable under Rule 14a-8(i)(1). The note to Rule 14a-8(i)(1) states that, "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Indeed, the Staff recently found that a binding proposal similar to the one at issue here was excludable under Rule 14a-8(i)(1) unless recast by the proponent as a recommendation or request to the board of directors. Honeywell International, Inc. (Feb. 18, 2003) (proposal requiring that the office of chairman of the board be held by an independent outside director). This Staff decision may be contrasted with shareholder proposals cast in precatory terms that were not excluded under Rule 14a-8(i)(1). Compare ExxonMobil Corp. (Mar. 24, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); Xcel Energy Inc. (Mar. 17, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); Clear Channel Communications, Inc. (Mar. 5, 2003) (proposal "urging" the board to amend the bylaws to require an independent chair); First Mariner Bancorp (Mar. 3, 2003) (proposal "requesting" the board to adopt a policy providing for an independent chair); The Boeing Co. (Feb. 18, 2003) (proposal "recommending" that board amend bylaws to require an independent chair).

Because the Proposal seeks this result, it is an improper subject for stockholder action and may be excluded under Rule 14a-8(i)(1).

C. Under Rule 14a-8(i)(8) the Proposal may be omitted because the Proposal deals with a matter relating to an election for membership on the Company's Board of Directors.

Under Rule 14a-8(i)(8), the Company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." In this case, the Proposal relates to the election of two of the Company's directors, Gregory J. Owens, the Company's Chief Executive Officer and Chairman of the Board, and Joseph H. Jacovini, who currently serves on the Company's Corporate Governance Committee.[3] Both Mr. Owens and Mr. Jacovini are scheduled to stand for re-election to the Board at the Company's 2003 Annual Meeting of Shareholders.

Although couched in general terms regarding corporate governance, the Proponent has made it clear that it believes that Mr. Owens and Mr. Jacovini are the two directors that it believes should be removed from their current positions on the Board. In a press release dated March 27, 2003 (the "CalPERS Press Release"), the Proponent stated that Mr. Owens' position as Chairman of the Company's Board of Directors presented "clear issues of independence." The CalPERS Press Release specifically alleges that the "nominating committee" is "less than 100 percent independent." Using

[3] Mr. Jacovini is the chairman of this firm, Dilworth Paxson LLP, a law firm that provides professional legal services to the Company.

the Proponent's definition of "independence," Mr. Jacovini is the only non-independent member of the Corporate Governance Committee.

The Supporting Statement questions the business judgment, competence and service of Messrs. Owens and Jacovini. In the second paragraph, the Proponent questions Mr. Owens ability to objectively perform the monitoring and evaluation function required of the Board of Directors. It goes on to state that "an independent Chairperson would best ensure that the interests of stockholders are served, rather than the interests of management." This statement clearly implies that Mr. Owens is serving the interests of management at the expense of stockholders. In the third paragraph, the Proponent states that "the Company's current financial and governance condition begs for director independence requirements," implying that the Company's financial condition is poor and that Messrs. Owens' and Jacovini's purported lack of "independence" is somehow responsible for such condition.

This attack on the business judgment, competence and service of Messrs. Owens and Jacovini is further evidenced by the Proponent's repeated references to the Company's financial performance. In the CalPERS Press Release, after citing to the two purported "independence" issues, the Proponent criticized the Company's performance in comparison to its peers in the Russell 2000 Technology Index. Similarly, in the Supporting Statement, the Proponent specifically refers to a ninety percent drop in the value of the Company's common stock over a five-year period. By referring to the Company's financial performance immediately after questioning Messrs. Owens' and Jacovini's independence, these comments are clearly intended to have the effect of influencing stockholders not to vote for Mr. Owens or Mr. Jacovini at the Company's 2003 Annual Meeting of Shareholders.

On a number of occasions, the Staff has allowed a corporation to exclude a proposal under rule 14a-8(i)(8), where the proposal, together with the supporting statement, appears to question the business judgment of directors who will stand for reelection at an upcoming annual meeting of stockholders. See AT&T Corp. (Feb. 13, 2001) (allowing the exclusion of a proposal to separate the position of chairman and Chief Executive Officer, supported by a statement citing to the corporation's "dismal" three-year stock performance); Great Atlantic & Pacific Tea Company, Inc. (Mar. 8, 1996) (allowing the exclusion of a proposal to censure the chief executive officer in view of the "abysmal" performance of the corporation over a six-year period); Black & Decker Corp. (Jan. 21, 1997) (allowing the exclusion of a proposal to separate the position of chairman and CEO, where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for reelection to the board at the upcoming annual meeting). These Staff decisions may be contrasted with other shareholder proposals that addressed corporate governance issues without referencing the Company's financial performance. Compare Healthsouth Corp. (Mar. 14, 2003) (no reference to corporation's financial performance in proposal or supporting statement); First Mariner Bancorp (Mar. 3, 2003) (no reference to corporation's financial performance in proposal or supporting statement); Peoples Energy Corp. (Nov. 3, 2002) (no reference to corporation's financial performance in proposal or supporting statement).

The Proponent is free to express its dissatisfaction with the performance of Messrs. Owens and Jacovini as directors of the Company and to oppose their reelection at the 2003 Annual Meeting of Shareholders. However, a shareholder proposal under Rule 14a-8 questioning their performance as directors because of their lack of independence is not the appropriate means for addressing such dissatisfaction. The SEC has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now Rule 14a-12(c)] are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976).

We therefore request that the Staff concur that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(8) because it relates to an election to the Company's Board of Directors.

D. Under Rule 14a-8(i)(3) the Proposal may be omitted because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules.

Under Rule 14a-8(i)(3), the Company may omit a shareholder proposal under Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a corporation may exclude a proposal in its entirety pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. See Capital One Financial Corp. (Feb. 7, 2003) (determining that a proposal requesting a written policy be adopted that any board member receiving remuneration from the corporation, other than directors fees, in excess of $60,000 be considered an employee of the corporation and which further provided a definition of "remuneration" could be excluded as vague and indefinite); Puget Energy, Inc. (Mar. 7, 2002) (permitting exclusion of a proposal requesting that the board of directors take the necessary steps to implement a policy of improved corporate governance). A proposal is sufficiently false and misleading to justify exclusion where it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992).

In a recent no-action request, a corporation argued that a proposal containing a stockholder resolution which would amend the corporation's bylaws to require that the board's chairperson be an independent director and was followed by a recommended definition of the term "independent director" was materially false and misleading because it was not clear from the wording of the proposal whether it was proposing an actual amendment to the bylaws or a recommendation for the board to amend the bylaws. Healthsouth Corp. (Mar. 14, 2003).The corporation noted that the text of the resolution provided for a stockholder vote on a mandatory self-effecting bylaw amendment, while the supporting statement referred to a precatory proposal which would require board action before the proposal could be implemented. Thus, the corporation contended that, when voting on the resolution, the stockholders would not know whether they were voting on a mandatory self-effecting amendment to the bylaws or a recommendation for the board to amend the bylaws. The corporation also noted that a mandatory self-effecting bylaw amendment would not allow the board to exercise its business judgment and consider other factors in determining whether to proceed with the amendment, as well as the timing of any such amendment should the board determine to so amend the bylaws. Ultimately, the Staff required the proponent to revise a portion of the proposal to "clarify that the proposal is a recommendation or request rather than a mandate," or the entire proposal could be omitted.

The Proposal submitted by the Proponent is similarly vague. The text of the Proposal calls for a stockholder vote on a mandatory self-effecting bylaw amendment. The first sentence of the Proposal states: "RESOLVED, that the stockholders of . . . [the Company] amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating, Compensation, and Audit Committees be comprise entirely of independent directors." In contrast, the sentence that immediately follows contains a precatory definition of "independent director" stating "for the purposes of this Proposal, the stockholders further recommend . . . " (emphasis added). Consequently, the Company's stockholders when voting on the Proposal will not know whether they are voting on a mandatory self-effecting amendment to the Company's Bylaws or a recommendation for the Board to amend the Bylaws, including a definition of "independent director." Such vague language also fails to make clear whether the Board may exercise its business judgment in determining whether to proceed with the proposed amendment to the Bylaws.

For these reasons, it is the Company's view that the Proposal may be omitted under Rule 14a-8(i)(3) as materially false and misleading.

E. Under Rule 14a-8(i)(3) the Proposal may be omitted because portions of the Supporting Statement are false and misleading.

The Staff has consistently concurred that a corporation may properly omit entire shareholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements, including statements that impugn the character and integrity of the members of a corporation's board of directors or management without factual foundation. See The Swiss Helvetia Fund, Inc. (Apr. 3, 2001) (permitting exclusion of proposal that directors "try not to violate their fiduciary duty to the stockholders" on the grounds that the implication raised by the proposal (i.e., that directors have been violating their fiduciary duties to stockholders) "impugns their character, integrity and personal reputation"). The Staff has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Moreover, the Staff has consistently held that statements that bear no relevance to the subject matter of the proposal or that lack appropriate citation or factual support may be omitted. See e.g., Northrop Grumman Corp. (Mar. 22, 2002) (ruling that three separate statements in the proposal could be omitted unless the proponent provided citations to a specific source); Swift Transportation Company, Inc. (Apr. 1, 2003) (permitting exclusion of portions of supporting statement unless proponent provided factual support in the form of a citation to a specific source).

The Company believes that the Proposal and Supporting Statement are clearly false misleading and misleading as further described below:

1. In attempting to provide a basis for that portion of its proposal which would require that the Board's Chairperson be an Independent Director, the Proponent mischaracterizes the responsibilities of the Chairperson. The Proponent generally exaggerates the substantive role of the Chairperson. For example, the Proponent states that the Chairperson . . . "is responsible for leading the Board" in formulating corporate policies and monitoring management implementation of these policies. In fact, the Chairperson "leads" the Board in these matters only in the most general sense that the Chairperson is responsible for scheduling, preparing the agenda for and conducting Board meetings in a manner so that the Board can properly perform its duties. The lead in formulating many corporate policies, and the monitoring of the implementation of these policies, is the responsibility of and is taken by committees of the Board or management.

2. It simply is not the case that the Chairperson is also responsible for " . . . ensuring that directors are given the information necessary to perform their duties." Management is responsible for the preparation of materials for the Board, and it is the duty of each director, and of each Board committee, to assess the adequacy of those materials, and thereafter, where appropriate, to request additional information from management.

3. The Proponent states that the interest of stockholders would best be served by an independent Chairperson. The Proponent does not provide any foundation for its belief. The Proponent fails to recognize that there are advantages which are obtained by having a non-independent Chairperson, particularly in those instances where a chief executive officer also serves as Chairperson. These advantages include benefits arising from familiarity with a corporation's business and operations, and efficiencies arising from not having to coordinate the activities of two corporate offices.

4. The Proponent's attempt to draw a causal connection between the Company's corporate governance practices, on the one hand, and its current financial condition and the performance of its common stock, on the other hand, are materially misleading. The Proponent states that the Company's "current financial and governance condition" begs for independence requirements for directors of the Company which are stronger than the minimum requirements imposed by the Sarbanes-Oxley Act. However, the Proponent does not specify what the Company's "current financial and governance condition" is, nor does the Proponent demonstrate any connection between this condition and independence requirements for directors. The Company notes that, in fact, the Company's liquidity is stronger at the present than at the time its Board of Directors engaged in a search for a new Chief Executive Officer for the Company in late 1998 and early 1999.

5. Presumably for rhetorical purposes, the Proponent also substantially overstates the scope of the action taken by Congress in enacting the Sarbanes-Oxley Act. The Proponent states that the new legislation evidences the benefits of "a strong independent board and committees." In fact, the Sarbanes-Oxley Act required only audit committees to consist of independent directors, a requirement that the Company already satisfies. Furthermore, Congress did not impose any independence requirements on boards in general, or on nominating or compensation committees as a whole.

6. In perhaps its most egregiously misleading attempt to connect financial results and corporate governance practices, the Proponent states that: "[t]he Company's common stock is down-90% over a five-year period and its corporate governance practices scored near the bottom of a corporate governance screen conducted by CalPERS."

The five year period cited by CalPERS is misleading. Because the Company executed poorly during 1998 and early 1999 in a robust market environment while its direct competitors and peers generally performed well, the Board replaced the prior CEO in early 1999. The current CEO replaced the rest of the executive management team. The new team engineered a significant turn around, more than doubling revenue over the subsequent two year period, and was himself appointed Chairman of the Board in March 2001. Therefore, the appropriate time period is 1999 through 2002.

The Company outperformed The NASDAQ Composite and The NASDAQ Computer and Data Processing indices and its direct competitors and most peer enterprise application software companies in 2000 and 2001. However, the economic recession that began in 2000 and the political uncertainties that began with the terrorists attacks on September 11, 2001 have produced the worst technology market for enterprise application software in memory. Although the Company did better than most enterprise application software companies in 2000 and 2001, the poor market environment that resulted in the deterioration of demand for our enterprise application software solutions caused the Company's poor performance in 2002 -- not poor corporate governance.

For the Staff's review, the Company has enclosed with this letter as **Exhibits B and C** two graphical analyses of its stock price performance in the appropriate time period of 1999 through 2002 that coincides with the current management team's tenure. In the first analysis, the Company compares its stock price to two indices: The NASDAQ Composite and The NASDAQ Computer and Data Processing. This analysis demonstrates that the Company's stock price outperformed the two indices for most of this four year period -- only underperforming in late 2002. In the second analysis, the Company compares its stock price performance to its direct competitors and appropriate peer enterprise application software companies. This analysis shows that the Company's stock price outperformed its direct competitors and peers during most of that same period.

7. The Proponent states that the Company's corporate governance practices ". . . scored near the bottom of a corporate governance screen conducted by CalPERS." The Proponent does not provide any information regarding the "screen" which would enable the reader to evaluate the import of its statement. For example, the Proponent does not specify which factors were considered in evaluating the Company's corporate governance practices or the weight given to each factor. Furthermore, the Proponent does not specify which other corporations, or even how many corporations, were in the group of corporations rated by the Proponent.

Significant conclusions regarding the Company's governance matters which the Proponent reported in the CalPERS Press Release, referred to above, were based on incorrect information. Accordingly, the Company believes the negative rating which the Proponent assigned to the Company based on the governance "screen" is based on incorrect information; therefore, all references to the screen should be deleted unless the Proponent reapplies the screen based on accurate information.

The Proposal violates the proxy rules, including Rule 14a-9, because the Supporting Statement is materially false and misleading, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained in the Supporting Statement, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

* * * * *

[Balance of page intentionally left blank]

Based on the foregoing, we believe the Company may exclude the Proposal from the 2003 Proxy Materials. We respectfully request that the Staff confirm that the Proposal may be excluded from the 2003 Proxy Materials.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Merritt A. Cole, Esq. at (215) 575-7250 or Rubin D. Weiner, Esq. at (215) 575-7170 of this firm. Thank you for your prompt attention to this matter.

Sincerely,

DILWORTH PAXSON LLP

Attachment

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Merritt A. Cole, Esq. at (215) 575-7250 or Rubin D. Weiner, Esq. at (215) 575-7170 of this firm. Thank you for your prompt attention to this matter.

Sincerely,

Dilworth Paxson LLP

DILWORTH PAXSON LLP

Attachment



**Legal Office**
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659

February 25, 2002

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Mr. Gregory J. Owens
Chairman and Chief Executive Officer
Manugistics Group Incorporated
9715 Key West Avenue
Rockville, MD 20850

Re: Notice of Shareholder Proposal

Dear Mr. Owens:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's 2003 annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns raised to date are being addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Tim Smith, Senior Vice President and General Counsel – Manugistics Group, Inc.

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 603,500 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

MANUGISTICS GROUP, INC.

## PROPOSAL FOR INDEPENDENT CHAIRPERSON AND INCREASED INDEPENDENCE ON KEY COMMITTEES

RESOLVED, that the stockholders of Manugistics Group, Inc. (the "Company") amend the Company's Bylaws to require that the Board's Chairperson be an Independent Director and that the Nominating, Compensation, and Audit Committees be comprised entirely of independent directors. For purposes of this proposal, the stockholders further recommend that the term "independent director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

## SUPPORTING STATEMENT

How important is the Board of Directors? As a trust fund with approximately 1,300,000 participants, and as owner of 603,500 shares of the Company's stock, the California Public Employees' Retirement System ("CalPERS") believes that the Board is of paramount importance.

A Board of Directors must formulate corporate policies and monitor management's implementations of those policies. The Chairperson is responsible for leading the Board in these tasks, and ensuring that directors are given the information necessary to perform their duties. In our view, when the Board's Chairperson is also an officer, employee or otherwise closely related to the Company's management, it is difficult to objectively perform this monitoring and evaluation function. We believe that an independent Chairperson would best ensure that the interests of stockholders are served, rather than the interests of management.

The benefits of a strong independent board and committees are generally well accepted as evidenced by recent Congressional action. While we believe Sarbanes-Oxley and the Exchanges' proposals go a long way towards strengthening Board oversight of management, we believe the Company's current financial and governance condition begs for director independence requirements stronger than the *minimum* requirements of the law. The Company's common stock is down -90% over a five-year period and its corporate governance practices scored near the bottom of a corporate governance screen conducted by CalPERS. Shareholders should not ignore these warning signs, but instead take action for greater Board oversight by voting FOR this proposal.

Help us send a message to this Board and management. Please VOTE FOR THIS PROPOSAL.



STATE STREET.
Serving Institutional Investors Worldwide™

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

February 25, 2003

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of Manugistics Group Inc., having a market value in excess of $ 800,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 25th day of February, 2003 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Assistant Vice President

| Date | MANU | Nasdaq | Nasdaq Computer |
|---|---|---|---|
| 31-Dec-1998 | 100.000 | 100.000 | 100.000 |
| 31-Dec-1999 | 258.500 | 185.585 | 205.027 |
| 29-Dec-2000 | 912.000 | 112.671 | 114.176 |
| 31-Dec-2001 | 337.280 | 88.950 | 86.448 |
| 31-Dec-2002 | 38.400 | 60.907 | 54.894 |


1000.000
900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0.000
Dec-98
Feb-99
Apr-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
MANU
Nasdaq
Nasdaq Computer

| Date | RETK | PSFT | PMTC | MONE | MANH | LGTY | JDEC | JDAS | DSGX | AZPN | MANU | ITWOE | SEBL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 31-Dec-1998 | #N/A | 100.000 | 100.000 | #N/A | 100.000 | 100.000 | 100.000 | 100.000 | #N/A | 100.000 | 100.000 | 100.000 | 100.000 |
| 31-Dec-1999 | 100.000 | 112.541 | 166.539 | #N/A | 27.064 | 557.143 | 105.286 | 169.032 | 100.000 | 182.328 | 258.500 | 641.975 | 495.028 |
| 29-Dec-2000 | 32.392 | 196.370 | 82.692 | 100.000 | 156.422 | 44.643 | 62.775 | 134.839 | 111.628 | 229.310 | 912.000 | 716.049 | 797.053 |
| 31-Dec-2001 | 39.694 | 212.277 | 48.062 | 71.423 | 106.972 | 78.571 | 57.974 | 230.710 | 34.651 | 115.862 | 337.280 | 104.033 | 329.783 |
| 31-Dec-2002 | 3.615 | 96.634 | 15.508 | 23.643 | 86.826 | 84.286 | 39.753 | 99.716 | 14.419 | 19.517 | 38.400 | 15.144 | 87.219 |


1000
900
800
700
600
500
400
300
200
100
0
Dec-98
Feb-99
Apr-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
RETK
PSFT
PMTC
MONE
MANH
LGTY
JDEC
JDAS
DSGX
AZPN
MANU
ITWOE
SEBL

Exhibit B



**Legal Office**
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659

May 23, 2003

Mr. Gregory J. Owens
Chairman and Chief Executive Officer
Manugistics Group Incorporated
9715 Key West Avenue
Rockville, MD 20850

Re: Withdrawal of Shareholder Proposal

Dear Mr. Owens:

Because Manugistics Group, Inc. has been responsive to CalPERS' corporate governance concerns, CalPERS agrees to withdraw its shareholder proposal filed earlier this year.

If you have any questions, please contact me.

Very truly yours,

MARTE CASTAÑOS
Staff Counsel

cc: Craig Rhines, Investment Officer, Corporate Governance – CalPERS
Tim Smith, Senior Vice President and General Counsel – Manugistics Group, Inc.
Merrit Cole, Esquire – Dilworth Paxson LLP
Grace Lee – Division of Corporate Finance – SEC